EXHIBIT 23.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
CPI Corp.:

We consent to the incorporation by reference in the registration statements No. 333-153132, No. 333-142077, No. 333-124611, No. 333-08634, No. 333-08636 and No. 333-64296 on Form S-8 of CPI Corp. of our reports dated May 4, 2012, with respect to the consolidated balance sheets of CPI Corp. and subsidiaries (the Company) as of February 4, 2012 and February 5, 2011, and the related consolidated statements of operations, changes in stockholders' (deficit) equity, and cash flows for each of the years in the three-year period ended February 4, 2012, and the effectiveness of the Company's internal control over financial reporting as of February 4, 2012, which reports appear in the February 4, 2012 annual report on Form 10-K of CPI Corp.
Our report dated May 4, 2012 contains an explanatory paragraph that states the Company has suffered a significant loss from operations, is not in compliance with the financial covenants under its credit agreement, and has a net capital deficiency, all of which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ KPMG LLP
KPMG LLP

St. Louis, Missouri
May 4, 2012